                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                       Meridian Point Realty Trust VIII Co.
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                                 Preferred Stock
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   589954-20-5
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   June 3, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 589954-20-5
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,328,946
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,328,946
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,328,946
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.2%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

CUSIP No. 589954-20-5

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions of shares of Preferred Stock, $.001 par value per share, of Meridian Point Realty Trust VIII Co. ("Meridian").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 to Schedule 13D Statement is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $9.5 million with working capital of the Fund.

Item 4.   Purpose of Transaction.

     Item 4 to Schedule 13D Statement is hereby amended and supplemented as follows:

     The Fund is aware that Section 6.5 of Meridian's by-laws purports to restrict any "person" from acquiring more than 9.8% of the outstanding shares of Meridian, and that any acquisition of any shares in violation of such provision shall be deemed an acquisition of shares to be held on behalf of Meridian. Such provision further provides that shares so acquired "shall not be considered to be outstanding for quorum or voting purposes, and shall not be
entitled to receive dividends, interest, or any other distribution."   If it
becomes necessary to do so, the Fund intends to request that the Board of Trustees of Meridian amend such provision or grant a waiver therefrom in favor of the Fund. Notwithstanding the foregoing, the Fund reserves the right to challenge the legality of such provision.

Item 5.   Interest in Securities of the Issuer.

     Item 5 to Schedule 13D Statement is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 5,273,927 Shares outstanding.

     The Fund beneficially owns 1,328,946 Shares, or approximately 25.2% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

CUSIP No. 589954-20-5
     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) The Fund purchased 1,183,556 Shares for $8.00 per Share pursuant to the Letter Agreement between Massachusetts Bay Transportation Authority Retirement Fund ("Mass Bay") and Meredith Partners, Inc., dated March 21, 1997 and amended May 6, 1997 (the "Letter Agreement"), and the Assignment Agreement, dated May 21, 1997, by and between Meredith Partners, Inc. and Turkey Vulture Fund XIII, Ltd. (the "Assignment Agreement"). The Letter Agreement and the Assignment Agreement are attached to the original Schedule 13D Statement filed by the Fund on May 23, 1997 as Exhibits 7.2 and 7.3 thereto, respectively.

     The Fund purchased 2,700 Shares in one open market transaction on June 4, 1997 for a price of approximately $7.88 per share, excluding commissions.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 to Schedule 13D Statement is hereby amended and supplemented as follows:

     Reference is hereby by made to the letter dated June 3, 1997 from Mass Bay to the Fund, granting an irrevocable proxy to the Fund to vote all 1,183,556 Shares previously owned by Mass Bay at the upcoming annual shareholders meeting of Meridian. The letter is attached hereto as Exhibit 7.6.

Item 7.   Material to be Filed as Exhibits.

     Item 7 to Schedule 13D Statement is hereby amended and supplemented as follows:

     Exhibit 7.6    --   Letter dated June 3, 1997 from the Massachusetts Bay
                         Transportation Authority Retirement Fund to Turkey
                         Vulture Fund XIII, Ltd.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 6, 1997                     TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager

CUSIP No. 589954-20-5

                              Exhibit Index


     Exhibit 7.6    --   Letter dated June 3, 1997 from the Massachusetts Bay
                         Transportation Authority Retirement Fund to Turkey
                         Vulture Fund XIII, Ltd.